# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MAC Copper Ltd, CIK 0001950246
CUSIP: G60409110
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 3rd Floor, 44 Esplanade,, St. Helier, Jersey (Y9), JE4 9WG
Date of event which requires filing of this statement: 10/31/2025
Amends the filing with accession number 0001140361-23-030960
Filed by CIK 0001521365
Persons authorized to receive notices and communications: Nicholas John Edward Talintyre, Level 44, Gateway, 1 Macquarie Place, Sydney, Australia (C3), NSW 2000, 61282476300

## Reporting persons
- Glencore plc (CIK 0001521365): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Jersey (Y9); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GLENCORE INTERNATIONAL AG (CIK 0001032383): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Glencore Operations Australia Pty Limited: type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: MAC Copper Ltd
Address of issuer's principal executive offices: 3rd Floor, 44 Esplanade,, St. Helier, Jersey (Y9), JE4 9WG
Comment:
EXPLANATORY NOTE

This Amendment No. 4 (this ''Amendment No. 4'') is being filed by the undersigned to amend and supplement the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the ''SEC'') on June 22, 2023 (as amended, from time to time, the ''Schedule 13D'') relating to the ordinary shares, par value $0.0001 per share (the ''Ordinary Shares''), of MAC Copper Limited (the ''Issuer''). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Schedule 13D.

This Amendment No. 4 constitutes an exit filing for the Reporting Persons as the Reporting Persons own less than five percent (5%) of the Ordinary Shares.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and supplemented as follows:

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons as of November 3, 2025 are listed in Schedule I of Exhibit 99.7 hereto (the ''Schedule I Persons''), which Schedule I is incorporated herein by reference.

As of the date of this Amendment No. 4, other than as set out in Schedule II of Exhibit 99.7 hereto, during the last five years, none of the Reporting Persons, or, to the Reporting Persons' knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 4 is hereby incorporated herein by reference.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 4 is hereby incorporated herein by reference.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 4 is hereby incorporated herein by reference.
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 4 is hereby incorporated herein by reference.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 4 is hereby incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

Pursuant to that certain binding scheme implementation deed, dated as of May 27, 2025, by and among the Issuer, Harmony Gold Mining Company Limited (''Harmony'') and Harmony Gold (Australia) Pty Ltd (''Harmony Australia''), a wholly owned subsidiary of Harmony, Harmony Australia acquired 100% of the issued share capital in the Issuer by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (the ''Scheme''). In accordance with the Scheme, on October 31, 2025, the Reporting Persons received the Scheme consideration consisting of $12.25 per Ordinary Share for total consideration of $122,500,000.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 4, as of November 3, 2025, are incorporated herein by reference.

As of November 3, 2025, the Reporting Persons did not beneficially own any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(a) of this Amendment No. 4 is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as otherwise disclosed in this Amendment No. 4 and the Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Schedule I Persons, has effected any transaction during the past 60 days in, any Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

As a result of the transaction described in Item 4 of this Amendment No. 4, on October 31, 2025, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding securities of Issuer. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.7 Schedules I and II (attached hereto)
Exhibit 99.8 Powers of Attorney

## Signatures
- Glencore plc: /s/ John Burton, John Burton/Company Secretary (11/03/2025)
- GLENCORE INTERNATIONAL AG: /s/ John Burton, John Burton/Attorney-in-fact (11/03/2025)
- Glencore Operations Australia Pty Limited: /s/ John Burton, John Burton/Attorney-in-fact (11/03/2025)